Exhibit 99.1

Hanwha SolarOne Announces Notice of Annual General Meeting of Shareholders

SHANGHAI, October 29, 2014 /PRNewswire/ Hanwha SolarOne Co., Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced that the annual general meeting of shareholders (the “AGM”) of the Company will be held at 9:00 am, Shanghai time, on December 1, 2014 at the Company’s office at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, to consider and, if thought fit, to pass and approve the following resolutions:

1.	as an ordinary resolution, that David N. K. Wang, whose current term of office is set to expire on December 19, 2014, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from December 20, 2014;

2.	as an ordinary resolution, that Seong Woo Nam, who was elected by the directors of the Company as a director on April 29, 2014, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM;

3.	as an ordinary resolution, that Jung Pyo Seo, who was elected by the directors of the Company as a director on April 29, 2014, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM; and

4.	as an ordinary resolution, that Ernst & Young Hua Ming be appointed as independent auditor of the Company for the year ending December 31, 2014;

and to consider and act upon such other business as may properly come before the AGM or any adjournment thereof.

Holders of record of ordinary shares at the close of business on October 28, 2014 will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the enclosed proxy card to: Board Secretary, Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204. The enclosed proxy card shall be received by us no later than 10:00 am, Shanghai time on November 28, 2014 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.